SIMMONS FIRST NATIONAL CORPORATION

January 30, 2009

Via EDGAR, Facsimile (202)-772-9210
AND U.S. Mail

Mr. Michael Seaman
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4961

Re:           Simmons First National Corporation
Preliminary Proxy Statement on Schedule 14A
Filed January 20, 2009
File No. 000-06253

Dear Mr. Seaman:

We are in receipt of your letter dated January 23, 2009 wherein you make comments to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed by Simmons First National Corporation (“Simmons” or the “Company”) on January 20, 2009. For your convenience, our responses are numbered to correspond to the numbers used to designate the staff’s comments in your comment letter and we have restated each comment in its entirety in boldface type with the Company’s response following immediately thereafter.  To expedite your review, we have also enclosed marked copies of the changed pages of the Proxy Statement forwarded by facsimile and U.S. Mail.

Preliminary Proxy Statement on Schedule 14A

1.	Please discuss how your participation in the Capital Purchase Program may dilute the interests of your existing shareholders.

Simmons Response:  We have revised two sections of the Proxy Statement to discuss how the Company’s participation in the Capital Purchase Program may dilute the interests of the Company’s existing shareholders.  First, we added a new heading and discussion entitled “Would the issuance of warrants to the Treasury adversely affect the rights of holders of common stock?” under the “ABOUT THE SPECIAL MEETING” section of the Proxy Statement.  We also added a description of the dilution that existing shareholders may experience as a result of the Company’s participation in the Capital Purchase Program under the heading “PROPOSAL TO AUTHORIZE THE ISSUANCE OF WARRANTS TO THE U. S. TREASURY IF THE COMPANY PARTICIPATES IN THE TARP CAPITAL PURCHASE PROGRAM — Description of the Proposal.”

P.O. BOX 7009    501 MAIN STREET     PINE BLUFF, ARKANSAS 71611-7009   (870) 541-1000      www.simmonsfirst.com

Mr. Michael Seaman
January 30, 2009

2.
We note that you have discussed how participation in the Capital Purchase Program would require you to register for resale the preferred shares issued to the Treasury Department.  In addition, please discuss registration with respect to the warrants and common stock underlying the warrants.

Simmons Response:  As requested, we have added a discussion of the registration of the warrants and the common stock underlying the warrants under the heading “PROPOSAL TO AUTHORIZE THE ISSUANCE OF WARRANTS TO THE U. S. TREASURY IF THE COMPANY PARTICIPATES IN THE TARP CAPITAL PURCHASE PROGRAM — Description of the Proposal.”

3.
Please disclose any specific plans or contracts that you may need to be modified in order to comply with the limits on executive compensation established by Section 111 of the Emergency economic Stabilization Act of 2008.

Simmons Response: As requested, we have disclosed the results of our preliminary review of compensation and benefit programs of the Company and the additional efforts which will be taken to identify any contracts that may need to be modified in order to comply with the limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008 under the heading "PROPOSAL TO APPROVE AN AMENDMENT OF THE COMPANY'S ARTICLES OF INCORPORATION TO AUTHORIZE 40,040,000 SHARES OF PREFERRED STOCK, WHICH MAY BE ISSUED IN ONE OR MORE SERIES, WITH SUCH RIGHTS, PREFERENCES, PRIVILEGES, AND RESTRICTIONS AS SHALL BE FIXED BY THE BOARD OF DIRECTORS — Executive Compensation and Corporate Governance."

In addition, in response to your oral comments on the footnotes on the Pro Forma Consolidated Condensed Balance Sheet, footnote (1) has been modified to expand the description of assumed earning assets, with the same change being made in footnote 1 to the Pro Forma Consolidated Condensed Statements of Income.  In regard to the comment concerning the presentation of discount in footnote (2), please see the accountant's comment regarding materiality on the attached mark ups.

As requested in your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Michael Seaman
January 30, 2009

Please direct any questions or additional comments regarding the Proxy Statement and this letter to the undersigned.

Sincerely,

By:	/s/ Robert A. Fehlman
Robert A. Fehlman
Executive Vice President and Chief Financial Officer
Simmons First National Corporation

cc:           (fax only)

Patrick A. Burrow
Partner
Quattlebaum, Grooms, Tull & Burrow PLLC